

December 8, 2010

Ms. Carol Yu
Co-President and Chief Financial Officer
Sohu.com Inc.
Level 12, Sohu.com Internet Plaza
No. 1 Unit Zhongguancun East Road, Haidian District
Beijing 100084
People's Republic of China

> **Re:** **Sohu.com Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **File No. 000-30961**

Dear Ms. Yu:

The following comments are additional matters raised in our phone conference on December 8, 2010. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Noncontrolling Interest, page 73

1.   Tell us how you considered providing critical accounting policy disclosures that explain to investors an understanding of management's judgments regarding your ability to consolidate your VIE's based on contractual arrangements.

2.   In regards to those judgments we would expect that disclosures identifying the oversight and regulatory bodies in the PRC that clearly impact your ability to control and consolidate your PRC VIE structures and foreign operation of protected industries would be considered.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters or me at (202) 551-3730 with any other questions.

Sincerely,

Craig D. Wilson
Senior Assistant Chief Accountant

cc: Via Facsimile (617) 574-7568
        Timothy B. Bancroft
        Goulston & Storrs, P.C.